UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 09/30/2008 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance
	Subject and Characteristics of Contract		R$ thousand	Date			R$ thousand	Date
1	100% surety from CPFL Energia granted to the Ceran complex for financing agreement executed with BNDES. The amount corresponds to Ceran’s total debt and there are no costs associated with that surety for Related Parties.	Controlled	435,805	02/09/2004	03/15/2023	The guarantee is valid up to the full payment of the debt.	516,537	09/30/2008
2	100% surety from CPFL Energia granted to the Ceran complex for supplementary financing agreement executed with BNDES. The amount corresponds to Ceran’s total debt and there are no costs associated with that surety for Related Parties.	Controlled	180,000	06/12/2007	03/15/2023	The guarantee is valid up to the full payment of the debt.	182,048	09/30/2008
3	100% surety from CPFL Energia granted to CPFL Paulista for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Paulista and there are no costs associated with this surety for Related Parties.	Controlled	89,021	03/04/2005	12/15/2010	The guarantee is valid up to the full payment of the debt.	142,922	09/30/2008
4	100% surety from CPFL Energia granted to CPFL Piratininga for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Piratininga and there are no costs associated with this surety for Related Parties.	Controlled	33,567	03/04/2008	12/15/2010	The guarantee is valid up to the full payment of the debt.	53,218	09/30/2008
5	Guarantee from CPFL Energia referring to RGE’s 2nd issuance of Debentures – 1st and 2nd tranches. The guarantee extends to compliance with 100% of the contract obligations.	Controlled	230,000	05/12/2005	04/01/2011	The guarantee is valid up to the full payment of the debt.	245,823	09/30/2008
6	Endorsement granted to CPFL Piratininga for the 1st issuance of Debentures, aiming at the conformity of the issuer’s economic profile, in order to provide enough liquidity to support investments the issuer plans to make and allow the refinancing of short-term debts.	Controlled	400,000	01/01/2006	01/01/2011	The guarantee is valid up to the full payment of the debt.	413,142	09/30/2008
7	Endorsement granted to CPFL Geração by CPFL Energia for the agreement for onlending of funds raised abroad – Resolution 2770, aiming at meeting the Company’s working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	224,779	12/01/2006	05/19/2009	The guarantee is valid up to the full payment of the debt.	0	09/30/2008
8	100% surety from CPFL Energia granted to CPFL Paulista for raising of funds through issuance of debentures referring to the 3rd issuance.	Controlled	640,000	12/01/2006	12/01/2013	The guarantee is valid up to the full payment of the debt.	667,655	09/30/2008
9	100% surety from CPFL Energia granted to CPFL Paulista for raising of funds through issuance of debentures referring to the 2nd issuance.	Controlled	250,000	07/01/2004	07/01/2009	The guarantee is valid up to the full payment of the debt.	296,418	09/30/2008

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 09/30/2008 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance
	Subject and Characteristics of Contract		R$ thousand	Date			R$ thousand	Date
10	100% surety from CPFL Energia granted to CPFL Paulista for financing agreement executed with BNDES – FINEM III. The amount corresponds to the totality of that debt of CPFL Paulista and there are no costs associated with this surety for Related Parties.	Controlled	71.587	06/21/2007	12/16/2013	The guarantee is valid up to the full payment of the debt.	140.954	09/30/2008
11	100% surety from CPFL Energia granted to CPFL Paulista for financing agreement executed with BNDES – FINEM II. The amount corresponds to the totality of that debt of CPFL Paulista and there are no costs associated with this surety for Related Parties.	Controlled	87.516	06/21/2007	12/16/2013	The guarantee is valid up to the full payment of the debt.	83.732	09/30/2008
12	Endorsement granted to CPFL Geração by CPFL Energia for the agreement for onlending of funds raised abroad – Resolution 2770, aiming at meeting the Company’s working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	80.000	12/03/2007	09/11/2009	The guarantee is valid up to the full payment of the debt.	90.943	09/30/2008
13	Guarantee from CPFL Energia referring to RGE’s 3rd issuance of Debentures – 1st and 2nd tranches. The guarantee extends to compliance with 100% of the contract obligations.	Controlled	100.000	12/01/2007	12/01/2013	The guarantee is valid up to the full payment of the debt.	248.991	09/30/2008
14	Guarantee from CPFL Energia referring to RGE’s 3nd issuance of Debentures – 1st and 2nd tranches. The guarantee extends to compliance with 100% of the contract obligations.	Controlled	40.000	02/01/2008	12/01/2013	The guarantee is valid up to the full payment of the debt.	40.869	09/30/2008
15	Endorsement granted to CPFL Geração by CPFL Energia for the agreement for onlending of funds raised abroad – Resolution 2770, aiming at meeting the Company’s working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	230.760	03/10/2008	01/10/2011	The guarantee is valid up to the full payment of the debt.	261.159	09/30/2008
16	Endorsement granted to CPFL Geração by CPFL Energia for the agreement for onlending of funds raised abroad – Resolution 2770, aiming at meeting the Company’s working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	176.000	03/14/2008	01/10/2011	The guarantee is valid up to the full payment of the debt.	197.878	09/30/2008
17	Endorsement granted to CPFL Santa Cruz by CPFL Energia for the agreement for onlending of funds raised abroad – Resolution 2770, aiming at meeting the Company’s working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	34.000	06/12/2008	06/10/2011	The guarantee is valid up to the full payment of the debt.	35.400	09/30/2008
18	100% surety from CPFL Energia granted to CPFL Santa Cruz for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Santa Cruz and there are no costs associated with this surety for Related Parties.	Controlled	10.000	05/15/2008	05/15/2015	The guarantee is valid up to the full payment of the debt.	1.517	30/9/2008

(1) The company shall disclose all contracts in force with each related party, whenever an amount equal or higher than R$ 200,000.00, or else equal or higher than 1% of the Company’s Shareholders’ Equity (the one most recently disclosed), whichever is higher, is reached in one or in successive contracts, with or without the same purpose, in any one-year period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.